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                        [NATIONWIDE LIFE INSURANCE LOGO]


April 4, 1986


                                                                  EXHIBIT (l)(1)


American Capital Life Investment Trust
2800 Post Oak Boulevard
Houston, Texas 77056

Re:  Investment Letter

Gentlemen:

     We are purchasing 100,000 shares each of beneficial interest in your Government Portfolio and Common Stock Portfolio, both at $0.01 par value and a price of $10.00 per share, and 1,000,000 shares of beneficial interest in your Money Market Portfolio at $0.01 par value and a price of $1.00 per share (the "shares"), upon the terms and conditions set forth below.

     We understand that the Shares are presently in registration under the federal securities laws but have not been registered under any state laws and that the Fund is relying on certain state exemptions from such registration requirements including exemptions dependent upon our intent in acquiring the Shares. We also understand that any resale of the Shares or any portion thereof may be subject to restrictions under state and federal securities laws. Thus we may be required to bear the economic risk of an investment in the Shares for an indefinite period of time.

     We hereby represent and warrant that we are acquiring the Shares solely for our Nationwide VLI Separate Account to form the basis for policyholder reserves under certain variable life insurance policies and not with a view to the resale, redemption or disposition of all or any part thereof and that we have no present plan or intention to sell, redeem or otherwise dispose of the Shares or any part thereof. We also represent that the shares will not be resold except through redemption or repurchase.

     We understand that your organizational expenses will be capitalized and charged to operations over a period of five years from the date of commencement of operations. In the event that we redeem any of the initial Shares, referred to the first paragraph above, within such five-year amortization period, we understand that the proceeds payable to us will be reduced by the pro rata share (based upon the proportion of the Shares redeemed to the total number of the remaining Shares purchased by us) of the then unamortized deferred organizational expenses as of the
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American Capital Life Investment Trust
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April 4, 1986

date of any such redemption. We further understand that in the event you liquidate before the deferred organizational expenses are fully amortized, then the Shares shall bear their pro rata share (as described above) of such unamortized deferred organizational expenses.

                                        Very truly yours,

                                        NATIONWIDE LIFE INSURANCE COMPANY



                                        By      JOHN L. MARAKAS
                                          -----------------------
                                                John L. Marakas
                                                President